PROSPECTUS

                                                      FINAL PROSPECTUS
                                                      PURSUANT TO RULE 424(b)(3)
                                                      FILE NO. 333-86867

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                                 425,000 SHARES

                       CHILDREN'S BROADCASTING CORPORATION

                                  COMMON STOCK

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         The shareholders listed on page 8 below are offering and selling
425,000 shares of our common stock under this prospectus. We will not receive any part of the proceeds from this offering.

         Our common stock is quoted on the Nasdaq National Market and trades under the ticker symbol "FILM." On September 22, 1999, the closing price of one share of our stock on the Nasdaq National Market was $1.9375.



                                 ---------------



         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                 ---------------



         THE SHARES INVOLVE CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON
PAGE 4.



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                THE DATE OF THIS PROSPECTUS IS SEPTEMBER 24, 1999

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                               PROSPECTUS SUMMARY

         BECAUSE THIS IS A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU DECIDE TO INVEST.

OUR REPOSITIONING

         We currently do business as iNTELEFILM Corporation and we believe that, through a series of transactions, we have become the largest producer of television commercials in the world. In the second quarter of 1999, we utilized our resources to increase our ownership interest in Harmony Holdings, Inc., a corporation which produces television commercials, music videos and related media, to 55.2%. Over the last nine months, we advanced Harmony $3.25 million pursuant to promissory notes. Although $2.28 million remained outstanding as of August 31, 1999, the promissory notes are eliminated through consolidation for reporting purposes. In addition, we also guarantee a $5.0 million line of credit for Harmony which is included on our consolidated balance sheet. Harmony typically directs its services towards large advertisers and advertising agencies located in the major markets of New York, Los Angeles, Chicago, Detroit, Dallas, San Francisco and Minneapolis. In 1998, Harmony had revenues of approximately $62.0 million.

         In March 1999, we acquired Chelsea Pictures, Inc., an entity with offices in New York and Hollywood. Chelsea produces television commercials, independent films and related media. In 1998, Chelsea had revenues of approximately $13.0 million.

         Effective as of August 1, 1999, we purchased the Option and Share Transfer Agreement entered into by Harmony and the four principal executives of Curious Pictures Corporation, a broadcast commercial production company and producer of broadcast television programming, from such individuals. As a result, we acquired 50% of Curious Pictures through the exercise of stock options and a 1% equity interest owned by the four principal executives of Curious Pictures. We will now consolidate Curious Pictures as a direct subsidiary rather than accounting for it within our consolidation of Harmony. Further, Harmony will begin to account for Curious Pictures as an equity investment rather than as a consolidated subsidiary. Curious Pictures has studios in New York and San Francisco. In 1998, Curious Pictures had revenues of approximately $16.7 million.

         Over the last year, we also incorporated two new subsidiaries: Buffalo Rome Films, Inc. and Populuxe Pictures, Inc. Buffalo Rome seeks out independent film opportunities. Populuxe, an entity with two directors and an executive staff in New York, produces television commercials.

TELEVISION COMMERCIAL PRODUCTION

          We intend to further expand our television commercial production business and holdings through acquisitions and opportunities within our present divisions. We seek to explore the consolidation of commercial production companies in an effort to increase our commercial production director pool. In addition, we intend to seek to acquire production service companies, such as rental, editing, design/marketing, post-production and music companies. We believe that we can increase gross revenues and profits through the acquisition of private production companies and related service companies.

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                                       2

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         We believe that potential opportunities exist in television commercial production due to:

         *        the expanded number of cable television channels;
         *        advances in digital technology;
         *        the convergence of short form video content over the Internet;
         *        the demand for effective advertising concepts; and
         *        the demand for efficient delivery of production services.

         The commercial production industry is fragmented and consists of a number of privately held companies. Numerous commercial production companies have limited resources and limited access to major advertisers. As a result, private independent commercial production companies are unable to adequately respond to growing demands for high quality and high profile commercial productions. The demand for high quality service exists due to continued globalization of advertising clients and the consolidation of production advertising agencies. We believe compelling arguments exist for consolidation in this industry.

         Our goal is to create a community for creative talent that provides a highly effective organization, executive producers, integrated production services, and efficient, cost-effective back-office support. We believe key talent will recognize that we will provide an environment that fosters creativity by relieving them and production management of the responsibility of business and financing operations, while providing a measure of financial stability. Key talent will also recognize the possibility of us taking a long-term interest in their career that traditional, independent production houses typically do not provide.

         We intend to consolidate additional commercial production companies and production service companies, enabling the resulting entity to provide the highest level of service to our clients. Because many production service companies produce much higher profit margins than commercial production companies, the benefits of consolidating both functions include:

         *        higher overall company profit margins;
         *        economies of scale;
         *        centralization of accounting, marketing and sales functions;
                  and
         * the ability to receive more competitive rates from support service providers.

         We currently retain the exclusive services of approximately 60 directors. We believe that this director pool has the video expertise necessary to meet the growing demand for short form video on the Internet. We intend to leverage our talent base to explore the convergence of content and technology over the Internet.

THIS OFFERING

         We issued 125,000 of the shares covered by this prospectus to Chelsea's sole shareholder in connection with an agreement and plan of reorganization between us, one of our subsidiaries, Chelsea and such shareholder. We issued warrants to purchase the remaining 300,000 shares covered by this prospectus to the four principal executives of Curious Pictures as an inducement to enter into employment agreements with Curious Pictures. The selling shareholders may offer their shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or privately negotiated prices. No period of time has been fixed within which the shares may be offered or sold.

GENERAL

         Children's Broadcasting Corporation (d/b/a iNTELEFILM Corporation) was incorporated under the Minnesota Business Corporation Act on February 7, 1990. All references to us herein include our subsidiaries, unless otherwise noted. Our executive office is located at 5501 Excelsior Boulevard, Minneapolis, Minnesota 55416, and our telephone number is (612) 925-8840.

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                                       3

                                  RISK FACTORS

         BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS, AND THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK.

         OUR NEW VENTURE INTO TELEVISION COMMERCIAL PRODUCTION MAY NOT PROVE ADVANTAGEOUS OR PROFITABLE. We have changed our business focus from the programming of children's radio to the production of television commercials and related media. Although we believe favorable opportunities exist in the television commercial production industry, the industry is highly fragmented and we cannot assure you that we will be successful in completing our revised business plan or, if completed, that the revised business plan will be advantageous or profitable. We cannot assure you that our competitors will not try to consolidate commercial production companies and production service companies. We cannot assure you that consolidation, if it occurs, will be advantageous or profitable. We do not have any understandings, commitments or agreements with respect to any future acquisitions. We cannot assure you that we will consummate future acquisitions or that any acquisitions, if consummated, will be advantageous or profitable.

         WE MAY LOSE MONEY ON OUR INVESTMENT IN HARMONY AND WE HAVE LITTLE ABILITY TO CUT POTENTIAL LOSSES DUE TO THE ILLIQUID NATURE OF HARMONY'S STOCK. Through August 31, 1999, we had invested $9.73 million in purchasing Harmony common stock and had advanced Harmony $3.25 million in cash. Of such advances, $2.28 million remained outstanding as of August 31, 1999. Our investment in Harmony's common stock is primarily reflected as goodwill on our consolidated balance sheet. Our advances to Harmony are eliminated through financial statement consolidation for reporting purposes. Over the last year, Harmony shut down Harmony Pictures Inc. and sold 90% of its interest in The End (London), Ltd., each a former subsidiary, due to continued losses. In February 1999, Harmony's common stock was removed from listing on the Nasdaq SmallCap Market and currently trades on the OTC Bulletin Board. We cannot assure you that the notes receivable will be repaid or that our investment in Harmony will not lose value or that we will be able to dispose of our Harmony common stock should we decide to do so. As a result of our acquisition of 51% of Curious Pictures, Harmony will no longer consolidate Curious Pictures' operating results, which could have a detrimental effect on Harmony's business, operating results and financial condition. Any of these events could have an adverse effect on the market value of our stock.

         WE MAY BE UNABLE TO ACQUIRE ADDITIONAL TELEVISION COMMERCIAL PRODUCTION COMPANIES OR PRODUCTION SERVICE COMPANIES WITHOUT ADDITIONAL FINANCING. The availability of capital may impact our ability to consummate future acquisitions as we try to consolidate commercial production companies and production service companies. There can be no assurance that we will obtain financing when required, or if available, that the amount or terms of such proceeds would be acceptable or favorable to us. Additional financing could require the sale of equity securities which could result in significant dilution to our shareholders.

         TELEVISION COMMERCIAL DIRECTORS AND OTHER KEY PERSONNEL COULD LEAVE US, IMPAIRING OUR DEVELOPMENT AND PROFITABILITY. We believe that our development and ability to operate profitably in the television commercial production industry depend on the hiring and continued engagement or employment of television commercial directors and other key personnel. While we have entered into various service agreements with such persons with terms of two to five years, we cannot assure you that we will be able to retain such talent or that such talent will fulfill their obligations to us. With the exception of one individual, we do not maintain life insurance on any of our television commercial directors or other key personnel.

         OUR STOCK IS THINLY TRADED, CREATING POSSIBLE LIQUIDITY PROBLEMS FOR SHAREHOLDERS WHO SEEK TO SELL. Our common stock is currently listed on the Nasdaq National Market. We cannot assure you that our common stock will ever be actively traded on such market or that, if active trading does develop, it will be sustained.

         OUR STOCK PRICE MAY BE VOLATILE. The market price of our common stock fluctuates significantly in response to numerous factors, including variations in our annual or quarterly financial results, changes by financial research analysts in their estimates of our earnings, conditions in the economy in general or in the television commercial production industry in particular, unfavorable publicity or changes in applicable laws and regulations, or judicial or administrative interpretations thereof, affecting us or the television commercial production industry. During 1998, the market price of our common stock ranged from a high of $4.31 on January 7, 1998 to a low of $2.81 on January 28, 1998 and December 29, 1998. During the first eight months of 1999, the market price of our common stock ranged from a high of $3.06 on January 12, 1999 to a low of $1.50 on May 28, 1999 and August 10-17, 1999. We cannot assure you that purchasers of our common stock will be able to sell such stock at or above the prices at which it was purchased.

         THE SALE OF OUR STOCK MAY CAUSE THE MARKET PRICE OF OUR STOCK TO FALL. We had 6,249,442 shares of common stock outstanding as of August 31, 1999. On that date, we also had warrants and options outstanding to purchase an additional 3,829,685 shares of common stock at exercise prices ranging from $1.63 to $13.80 per share. The sale of the shares covered by this prospectus and the sale of shares which may become eligible for sale in the public market from time to time upon the exercise of warrants and options could depress the market price of our common stock.

         WE DEPEND ON MANAGEMENT SERVICES RENDERED BY AN ENTITY WHICH MAY FAVOR ITS OWN INTERESTS OVER OURS. We share with Harmony management services provided by employees of an entity owned by Christopher T. Dahl, our President, Chief Executive Officer and Chairman of the Board, and Richard W. Perkins, one of our directors. The management services consist of administrative, legal and accounting services. Such arrangement may present conflicts of interest in connection with the pricing of services provided.

         OUR MANAGEMENT HAS THE ABILITY TO SIGNIFICANTLY AFFECT THE OUTCOME OF SHAREHOLDER VOTING, INCLUDING THE POSSIBILITY OF TAKING ACTIONS CONTRARY TO THE PREFERENCES OF SHAREHOLDERS AT LARGE. As of August 31, 1999, approximately 26.3% of our common stock was beneficially owned by our directors and executive officers. Accordingly, such persons may exert significant influence over our business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control.

         OUR ABILITY TO ISSUE PREFERRED STOCK MAY PREVENT A CHANGE OF CONTROL. Without any action by our shareholders, the board of directors may issue the remaining undesignated and unissued authorized shares. The board may also fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholders approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. We are subject to certain provisions of the Minnesota Business Corporation Act which limit the voting rights of shares acquired in "control share acquisitions" and restrict certain "business combinations." Such provisions, as well as our ability to issue undesignated shares, could deter or delay a takeover or other change in control, deny our shareholders the receipt of a premium on their common stock and depress the market price of our common stock.

         OUR ABILITY TO DILUTE UNFRIENDLY POTENTIAL ACQUIRORS MAY PREVENT A CHANGE IN CONTROL. In February 1998, the board of directors declared a dividend of one common share purchase right for each share of common stock then outstanding. Each right will entitle the registered holder to purchase from us, after the distribution date (as defined in the rights agreement), shares of common stock at an initial price of $18.00. The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired or redeemed. The rights should not interfere with any merger or other business combination approved by our board since our board may, at its option and in its sole and absolute discretion, redeem the rights.

         THE EXISTENCE OF OUR SEVERANCE PLAN MAY PREVENT A CHANGE IN CONTROL OR A LIQUIDATION OF OUR ASSETS. We have adopted a severance plan which would provide significant benefits to two executive officers and one non-employee director following a change in control. Christopher T. Dahl, our President, Chief Executive Officer and Chairman of the Board, James G. Gilbertson, our Chief Operating Officer, and Richard W. Perkins, one of our directors, are eligible to receive lump sum severance payments under the plan. Based upon 1998 annual gross base salaries, the plan participants would receive an aggregate of approximately $2.0 million following a change in control. The plan also provides for accelerated vesting of outstanding options and other benefits following a change in control. The existence of our severance plan could deter or delay a takeover or other change in control.

         YEAR 2000 NON-COMPLIANCE MAY NEGATIVELY AFFECT US. The term "Year 2000" is used to describe general problems that may result from improper processing of dates and date-sensitive calculations by computers or other machinery as the Year 2000 is approached and reached. This problem stems from the fact that many of the world's computer hardware and software applications have historically used only the last two digits to refer to a year. As a result, many of these computer programs do not or will not properly recognize a year that begins with "20" instead of the familiar "19". If not corrected, this could result in a system failure or miscalculations which may cause disruptions in operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar business activities.

         To operate our business, we rely on certain information technology ("IT") and non-technology systems, including production, payroll, accounts payable, banking and general ledger systems. We do not maintain any proprietary IT systems and have not made any modifications to any of the IT systems provided to us by outside vendors. We have hired an outside IT consultant to assess the readiness of our hardware and software. This assessment has been completed and it is anticipated that remediation needed to bring our systems into compliance will be completed by October 31, 1999. As part of this remediation process, we replaced our voicemail system during second quarter 1999 at a cost of approximately $8,000.

         We also rely upon certain suppliers and service providers, over which we can assert little control. We have contacted critical suppliers and service providers to assess the readiness of such parties and to determine the extent to which we may be vulnerable to such parties' failure to resolve their own Year 2000 issues. To date, ongoing communications with these parties have not brought to our attention any material non-compliance issues.

         We anticipate that we may incur up to approximately $40,000 in total costs to bring our systems into Year 2000 compliance. Based on the results of our assessment, we believe that any future expenses that may be incurred will not have a material adverse effect on our business, operating results or financial condition.

         We recognize that Year 2000 issues constitute a material known uncertainty. We also recognize the importance of ensuring that Year 2000 issues will not adversely affect our operations. We believe that the processes described above will be effective to manage the risks associated with the problem. However, we cannot assure you that the processes can be completed on the timetable described above or that remediation will be fully effective. The failure to identify and remediate Year 2000 issues, or the failure of key suppliers and service providers or other critical third parties who do business with us to timely remediate their Year 2000 issues could cause an interruption in our business operations. At this time, however, we do not possess information necessary to estimate the overall potential financial impact of Year 2000 compliance issues.

         Specific risks we may face with regard to Year 2000 issues include the inability of our suppliers and service providers to achieve Year 2000 readiness which could result in delayed production schedules and may materially adversely affect our business, operating results and financial condition. The most likely worst case scenario is that we would be unable to produce television commercials due to disruptions in the functioning of our production equipment. Our failure to produce television commercials would result in reduced revenues and cash flows during the period of disruption and could materially adversely affect our business, operating results and financial condition.

         We recognize the need for Year 2000 contingency plans in the event that remediation is not fully successful or that the remediation efforts of our vendors, suppliers and service providers are not timely completed. We are currently finalizing our Year 2000 contingency plans.

         SPECIAL NOTE REGARDING OUR FORWARD-LOOKING STATEMENTS. Some of the information in this document may contain forward-looking statements. You can identify such statements by noting the use of forward-looking terms such as "believes," "expects," "plans," "estimates" and other similar words. Risks, uncertainties or assumptions that are difficult to predict may affect such statements. The risk factors presented above and other cautionary statements could cause our actual operating results to differ materially from those expressed in any forward-looking statement. We caution you to keep in mind these risk factors and other cautionary statements and to refrain from placing undue reliance on any forward-looking statements, which speak only as of the date of this document.

                              SELLING SHAREHOLDERS

         The following table presents information regarding the selling shareholders. The shares listed below represent the shares which the selling shareholders owned on August 31, 1999. In the following table, percentage of beneficial ownership is based on 6,249,442 outstanding shares of common stock. Unless otherwise indicated, the address of each selling shareholder is 440 Lafayette Street, New York, NY 10003.

                                                        PERCENTAGE OF
                                            SHARES       OUTSTANDING                   SHARES
                                         BENEFICIALLY      SHARES                   BENEFICIALLY
                                            OWNED       BENEFICIALLY                OWNED IF ALL
                                            BEFORE      OWNED BEFORE     SHARES    SHARES ARE SOLD
           SELLING SHAREHOLDERS            OFFERING       OFFERING      OFFERED    IN THE OFFERING
--------------------------------------------------------------------------------------------------
Steve Wax..............................    125,000          2.0%        125,000           0
   122 Hudson Street, Sixth Floor
   New York, NY 10013

Susan Holden...........................     75,000          1.2%         75,000           0

Stephen Oakes..........................     75,000          1.2%         75,000           0

David Starr............................     75,000          1.2%         75,000           0

Richard Winkler........................     75,000          1.2%         75,000           0

SALES TO SELLING SHAREHOLDERS

         In March 1999, we acquired Chelsea. In exchange for all of the stock of Chelsea, we issued 125,000 shares of our common stock to Steve Wax, Chelsea's sole shareholder. We agreed to issue an additional 75,000 shares to Mr. Wax contingent upon Chelsea obtaining certain EBITDA levels. We also assumed approximately $887,000 of Chelsea's liabilities. In connection with this transaction, Chelsea entered into certain employment and commercial production director agreements, including a five-year employment agreement with Mr. Wax.

         In August 1999, we acquired 51% of Curious Pictures. In exchange for such interest, we paid Susan Holden, Stephen Oakes, David Starr and Richard Winkler, the four principal executives of Curious Pictures, $1.5 million in cash and a promissory note for $1.5 million, bearing interest at 8% per year, due May 31, 2000. In a related transaction, such individuals extended their employment agreements with Curious Pictures through December 31, 2003, received warrants to purchase our common stock and received rights to acquire a minority interest in Curious Pictures and to put their Curious Pictures stock to us upon certain events. Each of such individuals received a warrant to purchase 75,000 shares of our common stock at an exercise price of $1.92 per share. Each warrant becomes exercisable to the extent of 50% of the shares purchasable thereunder on January 1, 2001, provided that the warrant holder is then employed by Curious Pictures. If the holder of the warrant agrees to extend his or her employment agreement with Curious Pictures through December 31, 2004, such warrant will become exercisable as to the remaining 50% of the shares purchasable thereunder on January 1, 2004. Each warrant expires on December 31, 2004.

SELLING SHAREHOLDERS' REGISTRATION RIGHTS

         Under our purchase agreements with the selling shareholders, we agreed to use our best efforts to register their shares of common stock. Our registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares covered by this prospectus.

                                 USE OF PROCEEDS

         All of the net proceeds from the sale of the shares will go to the shareholders who offer and sell their shares. Accordingly, we will not receive any proceeds from the sale of the shares.

                              PLAN OF DISTRIBUTION

         The selling shareholders may offer their shares at various times in one or more of the following transactions:

         *        on the Nasdaq National Market
         *        in transactions other than on such market
         *        in privately negotiated transactions, or
         *        in a combination of any of the above transactions

         The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prices, or at negotiated prices. We are indemnifying the selling shareholders and they are indemnifying us against certain liabilities.

         The selling shareholders may use broker-dealers to sell their shares. If this happens, such broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

         The selling shareholders and any persons who participate in the sale of the shares from time to time, may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any commissions paid or discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting compensation under the Securities Act.

         In order to comply with applicable state securities laws, the shares will be sold only through registered or licensed brokers or dealers. In addition, the shares will not be sold until they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

                                  LEGAL MATTERS

         For the purposes of this offering, Jill J. Theis, Esq., our Secretary and General Counsel, is giving her opinion on the validity of the shares. Ms. Theis has options to purchase shares of our common stock.

                                     EXPERTS

         The consolidated financial statements as of December 31, 1997 and December 31, 1998 of Children's Broadcasting Corporation, incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their report thereon. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to documents we file with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all of the shares covered by this prospectus:

         *        Annual Report on Form 10-KSB for the year ended December 31,
                  1998;

         * Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1999 (as amended) and June 30, 1999;

         * Description of our common stock contained in our Registration Statement on Form S-2 (No. 33-80721) filed on December 21, 1995 (as amended);

         * Current Reports on Form 8-K filed on January 28, 1999, February 4, 1999, March 8, 1999, April 9, 1999, April 19,
                  1999, June 7, 1999, July 2, 1999 and August 4, 1999; and

         * Definitive Schedule 14A Proxy Statement filed on April 30, 1999 (as revised).

         This prospectus is part of a registration statement we filed with the SEC. You may request a copy of the registration statement or any of the above filings, at no cost, by writing or telephoning our Chief Operating Officer at the following address:

                         Children's Broadcasting Corporation
                         5501 Excelsior Boulevard
                         Minneapolis, Minnesota 55416
                         (612) 925-8840

         You should rely only on the information and representations provided in this prospectus. We have not authorized anyone else to provide you with different information. No selling shareholder will make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

========================================= ======================================

         YOU SHOULD RELY ON THE
INFORMATION CONTAINED IN THIS DOCUMENT
OR THAT TO WHICH WE HAVE REFERRED YOU.
WE HAVE NOT AUTHORIZED ANYONE TO
PROVIDE YOU WITH INFORMATION THAT IS                    425,000 SHARES
DIFFERENT. YOU SHOULD NOT ASSUME THAT
THE INFORMATION IN THIS DOCUMENT IS
ACCURATE AS OF ANY DATE OTHER THAN THE
DATE ON THE FRONT OF THIS DOCUMENT.
THIS PROSPECTUS IS NOT AN OFFER TO SELL
NOR IS IT SEEKING AN OFFER TO BUY ANY               CHILDREN'S BROADCASTING
SECURITIES IN ANY STATE WHERE THE OFFER                   CORPORATION
OR SALE IS NOT PERMITTED.



                                                         COMMON STOCK

           -------------------

            TABLE OF CONTENTS

           -------------------



                                     Page               --------------
                                     ----
                                                          PROSPECTUS
Prospectus Summary......................2
Risk Factors............................4               --------------
Selling Shareholders....................8
Use of Proceeds.........................9
Plan of Distribution....................9
Legal Matters...........................9
Experts.................................9
Where You Can Find More Information....10

                                                      September 24, 1999


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